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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-71215

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dinari Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

260 Madison Ave, Unit 8051
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Garrett Wong	4158898218	garrett@dinarisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett Wong_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dinari Securities, LLC_____, as of December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Garrett Wong_____

Title:
CFO _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DINARI SECURITIES, LLC

Financial Statement

December 31, 2025

Filed as a Public Document

DINARI SECURITIES, LLC

Table of Contents

December 31, 2025

Financial Statement

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Dinari Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dinari Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2025.
Walnut Creek, California
April 8, 2026

DINARI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Assets		
Cash and cash equivalents	$	199,170
Cash deposit at clearing broker		30,000
Deposit		2,124
Prepaid expenses		20,222
Total assets	$	251,516
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	34,938
Due to related party		136,391
Total liabilities		171,329
Member's equity:		
Total member's equity		80,187
Total liabilities and member's equity	$	251,516

See accompanying notes to financial statement

DINARI SECURITIES, LLC

Notes to the Financial Statement

For the Period Ending December 31, 2025

1. Organization and Nature of Operations

Dinari Securities, LLC (the "Company") was organized as a Delaware company on December 5, 2023, and is a wholly-owned subsidiary of Dinari Holdings, LLC (the "Member"). Additionally, the Member is a wholly-owned subsidiary of Dinari, Inc. (the "Ultimate Parent"). The Company was approved as an introducing broker-dealer registered by the Securities and Exchange Commission ("SEC") on June 20, 2025, and is a member of the Financial Industry Regulatory Authority.

The Company intends to provide online brokerage services for investments in securities. As of December 31, 2025, the Company has not initiated operations or opened any customer accounts.

The Company is a startup broker-dealer that depends on broad customer adoption, and the technology platform development of tokenization of equities and successful fundraising. Management believes that the Ultimate Parent has a strong history of successful capital raising. In addition, the Company has secured several compliance advantages and is on the cusp of signing new customers. As of the date of this report, the Ultimate Parent has obtained some early SAFE commitments and is planning to pursue an additional round of equity fundraising in the next 12 months.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Financial Statement is presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of Financial Statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Financial Statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of December 31, 2025, cash equivalents included $158,911 held in a money market fund.

DINARI SECURITIES, LLC

Notes to Financial Statement

For the Period Ending December 31, 2025

2. Significant Accounting Policies (Continued)

Income Taxes
The Company is treated as a disregarded entity for Federal and state income tax purposes. Accordingly, no income tax provision has been included in the Financial Statement because income or loss of the Company is reported individually by the owner of the Company. The Company follows the provisions of Financial Accounting Standards Board ASC 740, Income Taxes, to evaluate uncertain tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company did not have any uncertain tax positions at December 31, 2025. The Company is subject to examinations by all major tax jurisdictions.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2, and Level 3). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data. At December 31, 2025, the Company held a money market fund classified as a Level 1 asset within the fair value hierarchy.

2. **Significant Accounting Policies (Continued)**

Segment Reporting
The Company operates as a single reportable segment, focused on broker-dealer activities, primarily trading in securities, complemented with tokenization technology. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM). The Company has identified the Chief Financial Officer as the CODM. As a result of operating as a single segment entity, the Company's Financial Statement reflects its overall performance without disaggregation into multiple segments. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in this report.

3. **Related-Party Transactions**

The Company is party to an expense sharing agreement with the Ultimate Parent, under which the Company receives services for operational and administrative support. The Company agreed to reimburse the Ultimate Parent for its share of these costs and fully reimburse all direct costs of the Company paid by the Ultimate Parent on its behalf. At December 31, 2025, $136,391 was due for shared expenses, and other direct costs paid on the Company's behalf. The Company's results of operations and financial position could differ significantly from those obtained if the entities were autonomous.

4. **Clearing Broker Requirements**

The Company has a clearing agreement with Alpaca Securities, LLC ("Alpaca"), which serves as the Company's clearing broker. The clearing agreement requires the Company to maintain a clearing deposit of $30,000. As of December 31, 2025, the total deposit at Alpaca was $30,000 as presented on the statement of financial condition. The Company monitors its compliance with the terms of the clearing agreement and has experienced no issues related to these requirements.

5. **Reserve and Possession and Control Requirements**

Rule 15c3-3 of the SEC provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards regarding physical possession or control of fully paid and excess margin securities. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

DINARI SECURITIES, LLC

Notes to Financial Statement

For the Period Ending December 31, 2025

6. Risk Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits held through Mercury, a financial technology platform that partners with FDIC-insured financial institutions in the United States of America. The Company's cash balances are maintained at these partner banks, which may at times exceed standard Federal Deposit Insurance Corporation insurance limits; however, Mercury utilizes a sweep network designed to provide expanded FDIC insurance coverage across multiple banks. The Company has not experienced any losses related to these deposits.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 as the Company is within the first 12 months of commencing business as a broker-dealer. The required minimum net capital for the Company is the greater of $5,000 or 12.5% of aggregated indebtedness. Regulations also require that equity capital may not be withdrawn or cash dividends paid if the aggregate indebtedness to net capital exceeds 10 to 1. As of December 31, 2025, the Company had net capital as defined under regulatory capital requirements of $54,663 which was $33,247 in excess of its required net capital of $21,416. The Company's ratio of aggregate indebtedness to net capital ratio was 3.13 as of December 31, 2025.

8. Subsequent Events

In accordance with FASB ASC 855, Subsequent Events, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that existed at the balance sheet date. The Company evaluated events and transactions through April 8, 2026, the date the Financial Statement was issued noting no subsequent events requiring recording or disclosure in the Financial Statement or in related notes to the Financial Statement.